SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

__7 July 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Motion for Class Action Concerning Subscription Fees

        NETANYA, Israel, July 7 — Matav-Cable Systems Media Ltd. (Nasdaq: MATV ), a leading Israeli provider of digital cable television services, announced that it received today a motion that was filed on June 29, 2003 in the Tel-Aviv-Jaffa District Court for the approval of a class action against the Company by three Israeli residents. The plaintiffs seek recognition of their action as representing at least 100,000 subscribers. According to the claim, Matav charged its subscribers a fee which is higher than the fee it was entitled to charge. The plaintiffs claim that the Company neither gave its subscribers the 10% discount they were entitled to, under the terms of its previous franchises, nor did it implement the 1996 ICP settlement. The 1996 ICP settlement, which was approved by the Antitrust court on June 30th, 1996, stated that the Company will not increase the subscription fees during the settlement period (until June 1999) beyond the fees the Company charged its subscribers on the date of the approval by the court, plus real yield increase (beyond the CPI increase) of 1.9% annually.

        If the motion for a class action is approved, the court will be requested to instruct Matav to compensate the subscribers by a total sum of NIS 100,000,000 as of the date of the motion. The company is studying the details of the claim.

        Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.4 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 /Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com